

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

<u>Via E-Mail</u>
Edward J. Peplinski
EHouse Global, Inc.
Chief Executive Officer
48 Zephyr Lane
Springfield, MA 01128

> **Re: EHouse Global, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 19, 2013**
> **File No. 333-158584**

Dear Mr. Peplinski:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 19, 2013

1.   We note that you were delinquent in filing your Form 8-K for both events. The engagement of the new auditor on February 28, 2013, and the dismissal of the prior auditor on March 6, 2013, were required to be reported on March 6, 2013 and March 12, 2013, respectively. We also note you have not filed a letter from your prior auditor stating whether it agrees with the statements you have made and, if applicable, also stating any respects in which it does not agree. This letter should have been filed not later than March 26, 2013 to comply with Item 304(a)(3) of Regulation S-K.

Please obtain and file this letter via an amended Form 8-K without further delay. If you are unable to comply with your reporting obligations within five business days because your prior auditor has not furnished the required letter to you, submit an explanation in response to this letter within the specified time frame, clarifying the reasons, dates and extent of your efforts to obtain the letter from your prior auditor.

Closing Comments

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Mark Wojciechowski at (202) 551-3759 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief